UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Science 37 Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
808644207
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
994,529 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
994,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
994,529 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The information in Item 5(a) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”) that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein. The beneficial ownership information reported herein reflects a 1-for-20 reverse stock split (the “Reverse Stock Split”) of the Issuer’s Common Stock on December 4, 2023.

(2) Percent of class calculated based on 6,028,167 shares of Common Stock outstanding after the Reverse Stock Split, as disclosed in the Agreement and Plan of Merger by and among eMed, LLC, Marlin Merger Sub Corporation and the Company, dated as of January 28, 2024 (the “Merger Agreement”), which was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024 (the “Form 8-K”).

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
994,529 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
994,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
994,529 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The information in Item 5(a) relating to the shares of the Issuer’s Common Stock that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein. The beneficial ownership information reported herein reflects the Reverse Stock Split of the Common Stock on December 4, 2023.

(2) Percent of class calculated based on 6,028,167 shares of Common Stock outstanding after the Reverse Stock Split, as disclosed in the Merger Agreement attached as Exhibit 2.1 to the Form 8-K.

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
362,629
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
362,629
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
362,629
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Percent of class calculated based on 6,028,167 shares of Common Stock outstanding following the Reverse Stock Split, as disclosed in the Merger Agreement attached as Exhibit 2.1 of the Form 8-K.

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
573,611
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
573,611
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
573,611
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class calculated based on 6,028,167 shares of Common Stock outstanding after the Reverse Stock Split, as disclosed in the Merger Agreement attached as Exhibit 2.1 to the Form 8-K.

This amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 18, 2021, as amended that by amendment No. 1 to Schedule 13D filed with the SEC on June 16, 2022 (the “Prior Schedule 13D”), by Redmile Group, LLC, Jeremy C. Green, Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. relating to the Common Stock of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”).

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

Merger Agreement

On January 28, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with eMed, LLC, a Delaware limited liability company (“Parent”), and Marlin Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the Issuer’s issued and outstanding Common Stock (the “Issuer Shares”) in exchange for $5.75 per Issuer Share (the “Offer Price”), in cash, without interest thereon (but subject to applicable withholding). The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent, pursuant to applicable Delaware law, without a vote of the Issuer stockholders (the “Merger”). At the effective time of the Merger (the “Effective Time”), and without any action on the part of the Issuer stockholders, each Issuer Share, other than any Issuer Shares (i) owned at the commencement of the Offer and immediately prior to the Effective Time by Parent, Merger Sub, any of their subsidiaries or the Issuer, (ii) validly tendered and irrevocably accepted for purchase pursuant to the Offer or (iii) owned by Issuer stockholders who are entitled to demand and have properly and validly demanded their appraisal rights under Delaware law, will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon but subject to applicable withholding.

Parent and Merger Sub’s obligation to accept for payment and purchase any Issuer Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the expiration time of the Offer, (i) there being validly tendered in the Offer (in the aggregate) and not properly withdrawn that number of Issuer Shares that, together with the number of Issuer Shares (if any) then owned by Parent equals at least a majority in voting power of the Issuer Shares that are issued and outstanding; (ii) the Merger Agreement not having been terminated in accordance with its terms; and (iii) other customary conditions.

Tender and Support Agreements

On January 28, 2024, Redmile, for and on behalf of the Redmile Funds, and Robert Faulkner, as a member of the Issuer’s Board of Directors (the “Board”), each entered into a Tender and Support Agreement (the “Support Agreements”) with the Parent and Merger Sub, pursuant to which Redmile and Mr. Faulkner agreed to, among other things, tender all of the Company Shares held by such Supporting Stockholder to Merger Sub in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement or a change in the Board’s recommendation). The Support Agreements also prohibit Redmile and Mr. Faulkner from (i) voting their shares at any annual or special meeting of the Issuer’s stockholders against any action that is intended or would reasonably be expected to materially impede or interfere with or materially delay the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (ii) directly or indirectly transferring, selling, assigning, gifting, hedging, pledging or otherwise disposing of any securities of the Issuer, subject to certain exceptions. In addition, Redmile and Mr. Faulkner are deemed to have granted to the Parent an irrevocable proxy to vote their shares of Common Stock in accordance with the terms of the Support Agreements.

The foregoing descriptions of the Support Agreements are qualified in their entirety by reference to the full text of (i) the Tender and Support Agreement entered into by Mr. Faulkner, a form of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024, and (ii) the Tender and Support Agreement entered into by Redmile, for and on behalf of the Redmile Funds, which is filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2024.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 990,412 shares of Common Stock held by the Redmile Funds (including (i) 362,629 shares of Common Stock held by RPI II, (ii) 23,369 shares of Common Stock held by RAF, L.P., (iii) 30,803 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (v) 573,611 shares of Common Stock held by RedCo II). Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 2,049 shares of Common Stock and (ii) 2,068 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the “Options”). The Common Stock and Options were granted to Robert Faulkner, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Faulkner holds the Common Stock and Options as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates and has assigned all economic, pecuniary and voting rights in respect of the Common Stock and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of such Common Stock and Options, except to the extent of its or his pecuniary interest in such Common Stock and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

For purposes of this Schedule 13D, the percent of class was calculated based on 6,028,167 shares of Common Stock outstanding after the Reverse Stock Split, as disclosed in the Agreement and Plan of Merger by and among eMed, LLC, Marlin Merger Sub Corporation and the Company, dated as of January 28, 2024, filed as Exhibit 2.1 attached to the Issuer’ Current Report on Form 8-K filed with the SEC on January 29, 2024 (the “Form 8-K”).

(b)	Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 994,529

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 994,529

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 994,529

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 994,529

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 362,629

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 362,629

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 573,611

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 573,611

(c) No transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information in Item 4 above relating to the Support Agreements entered into by Redmile, for and on behalf of the Redmile Funds, and Robert Faulkner in connection with the Merger and the transactions contemplated by the Merger Agreement is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: January 31, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: January 31, 2024	Redmile Private Investments II, L.P.

By: Redmile PRIVATE Investments II (GP), LLC, its general partner

By: REDMILE GROUP, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: January 31, 2024

RedCO II MASTER FUND, L.P.

By: RedCo II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member